UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

The Macerich Company

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

554382101

(CUSIP Number)

Jeff Davis

Chief Legal & Corporate Affairs Officer

Ontario Teachers’ Pension Plan Board

5650 Yonge Street, 3rd Floor

Toronto, Ontario M2M 4H5

Canada

(416) 228-5900

With a Copy to:

William G. Farrar

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4940

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 554382101	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ontario Teachers’ Pension Plan Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,286,237
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,286,237

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,286,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON (See Instructions) FI

SCHEDULE 13D

CUSIP No. 554382101	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) 1700480 Ontario Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,286,237
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,286,237

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,286,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2014 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the SEC on May 8, 2015 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on May 15, 2015 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on March 9, 2016 (“Amendment No. 3”) and Amendment No. 4 to the Original Schedule 13D filed with the SEC on August 9, 2016 (“Amendment No. 4”) (the Original Schedule 13D, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5, collectively, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of The Macerich Company, a Maryland corporation (the “Issuer”), filed by Ontario Teachers’ Pension Plan Board, an Ontario, Canada corporation (“Teachers’”), and 1700480 Ontario Inc., an Ontario, Canada corporation (“1700480”), wholly owned by Teachers’. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Original Schedule 13D. All items or responses not described herein remain as previously reported in the Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4.

All calculations with respect to beneficial ownership of the Issuer’s Common Stock set forth in this Amendment No. 5 are based on 140,772,872 shares of Common Stock outstanding as of November 2, 2017, as reported on the cover of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed with the SEC by the Issuer on November 3, 2017 (the “September 2017 Form 10-Q”). Based on information reported by the Issuer in the September 2017 Form 10-Q, the Issuer reduced the number of outstanding shares of its Common Stock by 2,852,628 between August 2, 2016 and November 2, 2017. This reduction resulted in the increase in beneficial ownership of the Reporting Persons reported in this Amendment No. 5 from 16.2% in Amendment No. 4 to 16.5%.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended solely with respect to Schedule A and B attached hereto.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately prior to the last paragraph thereof:

On January 31, 2018, Mr. Sullivan informed the Issuer that he will not be standing for reelection to the Issuer’s board at the upcoming annual meeting of shareholders. The Reporting Persons confirm that they are holding shares of Common Stock for investment purposes only.

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Item 5.	Interest in Securities of the Issuer

The first sentence of paragraphs (a) and (b) of Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

1700480, as a wholly-owned subsidiary of Teachers’, may be deemed to share voting and dispositive power with Teachers’ with respect to the 23,286,237 shares of Common Stock it beneficially owns, representing approximately 16.5% of the shares of Common Stock outstanding.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

Exhibit 99.1	Master Agreement, dated as of November 14, 2014, by and among The Macerich Company, Pacific Premier Retail LP, MACPT LLC, Macerich PPR GP LLC, Queens JV LP, Macerich Queens JV LP, Queens JV GP LLC, and 1700480 Ontario Inc. (incorporated by reference to Exhibit 2.1 to The Macerich Company’s Current Report on Form 8-K filed on November 18, 2014).

Exhibit 99.2	Registration Rights Agreement, dated as of November 14, 2014, by and between The Macerich Company and 1700480 Ontario Inc. (incorporated by reference to Exhibit 10.1 to The Macerich Company’s Current Report on Form 8-K filed on November 18, 2014).

Exhibit 99.3	Representation Letter, dated as of November 24, 2014, executed and delivered by The Macerich Company and agreed to by Ontario Teachers’ Pension Plan Board and 1700480 Ontario Inc. (incorporated by reference to Exhibit 99.3 to the Original Schedule 13D filed on November 24, 2014).

Exhibit 99.4	Limited Waiver, dated as of November 14, 2014, of the Macerich Company to Ontario Teachers’ Pension Plan Board and its affiliates (incorporated by reference to Exhibit 99.4 to the Original Schedule 13D filed on November 24, 2014).

Exhibit 99.5	Joint Filing Agreement, dated November 24, 2014, by and between Ontario Teachers’ Pension Plan Board and 1700480 Ontario Inc. (incorporated by reference to Exhibit 99.5 to the Original Schedule 13D filed on November 24, 2014).

Exhibit 99.6	Letter Agreement, dated as of August 8, 2016, by and among The Macerich Company, Ontario Teachers’ Pension Plan Board and 1700480 Ontario Inc. (incorporated by reference to Exhibit 99.6 to Amendment No. 4 filed on August 9, 2016).

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2018

Ontario Teachers’ Pension Plan Board

By:	/s/ Rossana Di Lieto
Name:	Rossana Di Lieto
Title:	Managing Director & Chief Compliance Officer

1700480 Ontario Inc.

By:	/s/ Duncan Osborne
Name:	Duncan Osborne
Title:	Authorized Officer

SCHEDULE A

CERTAIN INFORMATION REGARDING THE BOARD MEMBERS AND OFFICERS OF ONTARIO TEACHERS’ PENSION PLAN BOARD

Set forth in the table below are the name, current residence or business address and current occupation or employment of each of the board members and officers of Ontario Teachers’ Pension Plan Board, an Ontario, Canada corporation (“Teachers’”). Each director and officer is a citizen of Canada with the exception of: (i) Kathleen O’Neill who is a citizen of Canada and Ireland; (ii) Bjarne Graven Larsen who is a citizen of Denmark; and (iii) Andrew Jonathan Mark Taylor who is a citizen of the United Kingdom.

Name	Residence or Business Address	Occupation or Employment

William Frank Chinery (Board Member)	129 Yonge Boulevard, Toronto, ON M5M 3H2	Board Member

Patricia Anne Croft (Board Member)	155 Talbot Drive Oakville, ON L6L 4C4	Board Member

Lise Fournel (Board Member)	30 Lakeshore Boulevard Beaconsfield, Quebec H9W 4H3	Board Member

Gene Lewis (Board Member)	3177 Saddleworth Crescent Oakville, ON L6M 0A8	Board Member

John David Murray (Board Member)	43 Centennial Boulevard Ottawa, ON K1S 0M6	Board Member

Kathleen O’Neill (Board Member)	21 Wilgar Road Toronto, ON M8X 1J3	Board Member

Steven Robert McGirr (Board Member)	206 Bloor Street West Suite 1102 Toronto, ON M5S 1T8	Board Member

Barbara Frank Palk (Board Member)	155 St. Clair Avenue West #1003 Toronto, ON M4W 1W7	Board Member

David William Smith (Board Member)	37 Burton Road Toronto, ON M5P 1V1	Board Member

Daniel Francis Sullivan (Board Member)	65 Chestnut Park Road Toronto, ON M4W 1W7	Board Member

Jean Turmel (Board Member)	1067 Boul. Mont-Royal Outremont, Quebec H2V 2H5	President, Perseus Capital Inc.

OFFICERS

Tracy Lee Abel	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Pension Officer

Andrew James Claerhout	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Managing Director, Infrastructure & Natural Resources

Jeffrey Michael Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Legal & Corporate Affairs Officer

Ziad Hindo	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Managing Director, Capital Markets

Bjarne Graven Larsen	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Vice President & Chief Investment Officer

Rosemarie Ellen McClean	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Operating Officer

David Lloyd McGraw	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Financial Officer

Ronald Wesley Mock	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	President & Chief Executive Officer

Nicole Theresa Musicco	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Managing Director, Public Equities

Sarah Jane Rowe	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Managing Director, Private Capital

Andrew Jonathan Mark Taylor	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Managing Director, International

Beth Tyndall	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief People Officer

Michael Peter Wissell	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Managing Director, Portfolio Construction

Barbara Maria Zvan-Watson	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Risk & Strategy Officer

SCHEDULE B

CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF 1700480 ONTARIO INC

Set forth in the table below are the name, current residence or business address and current occupation or employment of each of the directors and executive officers of 1700480 Ontario Inc., an Ontario, Canada corporation. Each director and officer is a citizen of Canada.

Name	Residence or Business Address	Occupation or Employment

John M. Sullivan (Director)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	President & Chief Executive Officer of The Cadillac Fairview Corporation Limited

Sandra J. Hardy (Director)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	Executive Vice-President, General Counsel and Secretary of The Cadillac Fairview Corporation Limited

Duncan Osborne (Officer)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	Executive Vice-President, Investments of The Cadillac Fairview Corporation Limited

Cathal J. O’Connor (Officer)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	Executive Vice-President & Chief Financial Officer of The Cadillac Fairview Corporation Limited

Alan Millar (Officer)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	Vice-President, Finance of The Cadillac Fairview Corporation Limited

Lois A. Miles (Officer)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	Senior Vice-President, Taxation of The Cadillac Fairview Corporation Limited

Salvatore Iacono (Officer)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	Executive Vice-President, Operations of The Cadillac Fairview Corporation Limited

Louie DiNunzio (Officer)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	Senior Vice-President , Investments of The Cadillac Fairview Corporation Limited

Karl Kreppner (Officer)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	Senior Vice-President, Investments of The Cadillac Fairview Corporation Limited

EXHIBIT INDEX

Exhibit 99.1	Master Agreement, dated as of November 14, 2014, by and among The Macerich Company, Pacific Premier Retail LP, MACPT LLC, Macerich PPR GP LLC, Queens JV LP, Macerich Queens JV LP, Queens JV GP LLC, and 1700480 Ontario Inc. (incorporated by reference to Exhibit 2.1 to The Macerich Company’s Current Report on Form 8-K filed on November 18, 2014).

Exhibit 99.2	Registration Rights Agreement, dated as of November 14, 2014, by and between The Macerich Company and 1700480 Ontario Inc. (incorporated by reference to Exhibit 10.1 to The Macerich Company’s Current Report on Form 8-K filed on November 18, 2014).

Exhibit 99.3	Representation Letter, dated as of November 24, 2014, executed and delivered by The Macerich Company and agreed to by Ontario Teachers’ Pension Plan Board and 1700480 Ontario Inc. (incorporated by reference to Exhibit 99.3 to the Original Schedule 13D filed on November 24, 2014).

Exhibit 99.4	Limited Waiver, dated as of November 14, 2014, of the Macerich Company to Ontario Teachers’ Pension Plan Board and its affiliates (incorporated by reference to Exhibit 99.4 to the Original Schedule 13D filed on November 24, 2014).

Exhibit 99.5	Joint Filing Agreement, dated November 24, 2014, by and between Ontario Teachers’ Pension Plan Board and 1700480 Ontario Inc. (incorporated by reference to Exhibit 99.5 to the Original Schedule 13D filed on November 24, 2014).

Exhibit 99.6	Letter Agreement, dated as of August 8, 2016, by and among The Macerich Company, Ontario Teachers’ Pension Plan Board and 1700480 Ontario Inc. (incorporated by reference to Exhibit 99.6 to Amendment No. 4 filed on August 9, 2016).